Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

June 27, 2006

82-3300

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
-	June 27, 2006	Letter forwarding the Chairman's Statement delivered at the 32nd Annual General Meeting of the Company held on Tuesday, June 27, 2006.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

dlw 7/11

Embarking on a Retail Revolution

CHAIRMAN'S STATEMENT

Thirty-second Annual General Meeting

Tuesday, 27th June, 2006

Reliance
Industries Limited
Growth is Life

3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

Dear Shareowners,

It gives me great pleasure to welcome you all to the 32nd Annual General Meeting of Reliance Industries Ltd.

The Company's accounts for the year ended March 31, 2006, along with the Directors' and Auditors' report, a Letter to the Shareholders and Management Discussion and Analysis, have already been circulated to you.

With your permission, I would like to take them as read.

1. Strategic Perspective

Reliance's tryst with destiny began with the first Initial Public Offer (IPO) in November 1977.

Since then, Reliance has grown from one big idea to another.

A powerful and magnificent edifice stands today on the strong foundation laid by our founder Chairman Shri Dhirubhai Ambani.

We have the distinction of being the largest private sector company in India and among the 400 largest in the world.

After fourteen years, we accessed the capital market in April 2006, with the Initial Public Offer (IPO) of Reliance Petroleum Limited.

The IPO established several spectacular records in Indian corporate history:

- **An all-time record subscription of Rs 143,573 crore (US$ 32 billion)**
- **Largest ever book built for any IPO**
- **Highest number of retail applications ever collected by any company.**
- **1.25 million new investors**
- **Largest ever order book from foreign investors**

This accomplishment is unparalleled in the chronicle of IPOs in India, more so for a green field project.

It eloquently reasserts the performance-driven character of the RIL brand.

At the same time, it renews our sense of responsibility to continuously excel in shareholder value creation.

I take this opportunity to thank each and every one of the shareholders and the investors for their stupendous response to the IPO.

Your overwhelming vote of confidence has ignited a new passion in my colleagues, and in me, for taking Reliance on a new growth trajectory.

The history of Reliance is punctuated with quantum leaps from one big idea to another.

Today, at this AGM, I would like to share with you the contours of the next big idea: the vision of embarking on a retail revolution in our country.

A transformational initiative in organized retailing that will have a profound impact on the socio-economic life of our people.

A path-breaking initiative that will empower our rural people, who have not yet fully benefited from economic reforms.

Organised retailing will be an overarching theme of the expansion and growth of Reliance in the near-term future.

Above all, it will re-define the Reliance brand as one of engagement and partnership - with consumers, farmers, small shopkeepers and the youth.

I would also like to take this opportunity to portray to you the emerging global character of Reliance.

Our international presence manifests in all our existing businesses in the energy and materials value chain - from growing through expansions in traditional businesses to growing on the basis of expansiveness of initiatives.

While scaling global heights, we remain focused on the preservation of the fundamental character of Reliance.

Building world-class businesses that further shareholders' interests and bringing prosperity to millions of people remain intrinsic to our ethos.

All our endeavors contribute to the realization of the guiding vision of our Founder Chairman, Shri Dhirubhai Ambani - to continuously enhance Reliance's contribution towards making India a major economic power in the world.

2. Shareholder Value

Last year, I shared with you details of the strategic move of Reliance to unlock shareholder value by de-merger of the power, financial services and telecommunications services businesses.

It represented the largest de-merger in Indian corporate history and demanded strenuous efforts in implementation.

I am delighted to say that this strategic move has resulted in incremental shareholder value of nearly Rs 46,000 crore (US$ 10,000 million), representing the market capitalization of the de-merged entities when listed.

This is undoubtedly the largest shareholder value unlocked in Indian corporate history.

It is a testimony to the intrinsic strength of Reliance and the value creation abilities of its initiatives.

At this time last year, the market price of RIL's equity share, inclusive of the four entities to be de-merged, was about Rs 650 per share.

As I speak to you today, the market price of RIL's equity share, combined with those of the four de-merged entities, is about Rs 1,300 per share.

RIL shareholders have therefore seen a return of about 100 % in just one year.

This is to be viewed against a 40 % growth in the BSE Sensex during the same period.

Apart from BSE Sensex, the RIL stock has outperformed all other major peer group indices, in India and internationally.

3. Business Performance

Two years back, I reported to you that Reliance has become the first Indian private sector company to register over one billion US dollars in net profits.

Today, I am delighted to report that Reliance has doubled that figure to 2.03 billion US dollars in net profits - in just twenty-four months.

This is a feat unparalleled in Indian corporate history.

This achievement comes on the back of a 58% increase in turnover to Rs. 89,124 crore (US$ 19,976 million) over the same two-year period.

A remarkable feature of the turnover is with respect to exports.

Exports, at Rs 32,691 crore (US$ 7,327 million), today account for 37% of the turnover of Reliance.

It represents 8.2% of India's exports.

Contrast this with the situation just five years back.

Exports then represented only 13 % of our revenues.

This is an important indication of the expansiveness of Reliance on a global scale.

Its product-market footprint is now discernible in all continents.

Today, we have Reliance personnel on the ground in 16 countries.

Our robust business performance, combined with the strong capital structure of Reliance, has won international acknowledgement.

I am pleased to highlight that international credit rating agencies Moody's and Standard and Poor's re-rated the borrowings of Reliance at a level higher than that of India's sovereign rating.

Reliance is a pioneer in domestic and international capital markets and we will maintain the spirit of innovation while seeking capital in future.

4. Polyester

Dear Shareholders,

For your company, this year is the silver jubilee year of our polyester business.

An initiative that took roots in 1981 brought us to the top of the world in the year 2004.

This journey commenced in Patalganga, with one plant catering to a regional market in India.

It has now traversed twelve locations in four countries and two continents, catering to customers in over 100 countries.

I heartily compliment the polyester team in Reliance for attaining global leadership for Reliance.

It is often said that staying on top is a greater challenge than getting to the top.

This is so true of the polyester business.

In recognition of this reality, Reliance is bringing about a fundamental transformation in its polyester business.

This transformation entails going beyond global leadership on manufacturing scale to creating a differentiated polyester portfolio.

This signifies a new value creation strategy.

Reliance is now building the next generation polyester business.

- From meeting needs of the textile industry, Reliance will also move to providing solutions to the packaging, paper and construction industries
- In addition to making apparel grade polyesters, Reliance will develop a whole range of technical and performance polyesters

The acquisition of Trevira Fibres and its integration gives Reliance access to a huge intellectual property portfolio to build upon.

This will be supplemented by investments in research and technology, particularly in technical fibres.

In the meantime, the polyester saga of capacity expansion continues.

Reliance recently commissioned the world's largest polyester expansion project.

550,000 tonnes per year in polyester capacity was brought on stream in a record time of eighteen months, at globally competitive costs.

This expansion takes the polyester capacity under the control of Reliance to 2 million tonnes per year.

Reliance now enjoys 4% of global capacity and 6% of global production share.

On the fibre intermediates front, Reliance continues to invest aggressively to keep pace with polyester capacity expansions.

As I speak to you here, my colleagues are engaged in commissioning a 730,000 tonnes per year Purified Terephthalic Acid plant at Hazira.

This plant will be in commercial production in the next few weeks.

Our aim is to sustain the global leadership position of Reliance in the polyester business not only on manufacturing, but also on diversity in end use sectors, geographic presence and product innovation.

5. Petrochemicals

The petrochemical business is following in the footsteps of polyester.

Over the last several years, Reliance focused on building an unassailable petrochemical business.

This we did by:

- Bringing about an intricate and intensive integration of petrochemical building blocks, intermediates and final products
- Building a formidable feedstock position and integrating it with petrochemical manufacture
- Integrating the petrochemical operations of IPCL, NOCIL and SM Dyechem with Reliance

As a result, we are able to successfully face competition from Middle East producers, who enjoy highly subsidised feedstocks and other financial concessions.

Reliance is currently a formidable force in the world of petrochemicals.

Reliance represents the largest petrochemical business in this part of the world.

Reliance is going beyond this position through a pursuit of organic and inorganic growth avenues.

In this light, polypropylene will be the first focal point for Reliance.

Reliance is charting a global leadership path in polypropylene.

In April 2006, Reliance expanded the capacity of the polypropylene plant at Jamnagar by 280,000 tonnes per year.

By the year 2008, a further 900,000 tonnes per year of polypropylene capacity would be added at the new export-oriented refinery of Reliance Petroleum Limited.

Reliance would then emerge as the fourth largest producer of polypropylene in the world.

More importantly, it would give Reliance an invincible competitive position.

Such a position would be derived from a robust linkage with refinery C3 feedstocks.

This is in contrast to naphtha-based propylene feedstocks of most other competitors.

Reliance continues its pace in bringing additional capacities on stream in petrochemicals.

- A new butadiene manufacturing facility at Hazira with a capacity of 140,000 tonnes per year
- Expansion of the paraxylene plant at Jamnagar by 310,000 tonnes per year
- Additional 270,000 tonnes per year of benzene at Jamnagar by deploying a new generation catalyst

One of the significant developments during the last year was the successful commissioning of the ethanol-based Mono Ethylene Glycol (MEG) plant at Kurkumbh.

With an unmatched access to competitive feedstocks, growing markets and strong competitive position, Reliance is well placed to grow rapidly and globally in the petrochemicals business.

And I will be happy to share with you developments, as we progress on the global leadership path.

6. Refining and Marketing

The petroleum refining and marketing business saw a new sense of expansiveness, as well as excitement.

This was superbly expressed in the project to set up a new world-class, complex, export refinery at Jamnagar.

It will be built at a capital cost that is amongst the lowest in terms of $ per complexity barrel and will produce high quality ultra clean transportation fuel for global markets.

With the new refinery, Jamnagar will become the largest hub for petroleum refining in the world, with a capacity to process 1.24 million barrels of crude oil per day.

Reliance Industries Limited has a 75% stake in Reliance Petroleum Limited (RPL), which is implementing the refinery.

We are now fully geared to engage 100,000 people on the ground at Jamnagar to pursue one of the fastest execution plans in the world and bring this project to fruition by December 2008.

With the commissioning of the export refinery, Reliance looks forward to meeting the needs of global consumers and, thereby, create a new basis for value creation.

Reliance also forged a strategic relationship with Chevron Corporation, USA.

Chevron is the second largest US headquartered oil and gas company with revenues of 194 billion US dollars in 2005.

Chevron has acquired a 5% stake in RPL, with an option to increase the stake to 29%.

This relationship with Chevron is being developed around two objectives:

- Optimise crude supply, product off take and marketing from the refinery
- Collaborate in other areas of the energy value chain

The Chevron relationship is a reaffirmation of the capacity, competency, capability and credibility of Reliance in various facets of the energy business.

We look forward to a long and warm relationship with Chevron.

In its own way, the Chevron relationship is a forerunner to the emergence of Reliance as a significant global player in the energy sector.

On the domestic front, we continue with the integration into petroleum retailing.

I am pleased to say that Reliance has created a strong brand image in petroleum retailing and emerged as the preferred provider of transportation fuels.

Reliance created 1,218 retail outlets, representing the largest petroleum retail network to be created anywhere in the world in just two years.

Reliance has radically changed consumer experiences in petroleum retailing.

Reliance remains committed to deliver a strong consumer value in the petroleum retailing sector in the long run.

7. Exploration and Production

For Reliance, oil and gas exploration and production is an opportunity to strengthen energy security for India.

This endeavour is, by far, the most spectacular expression of the expansiveness of Reliance.

We explore for oil and gas in about a third of India's prospective areas.

This commitment to a larger national objective was deepened last year with the addition of five new exploration blocks.

Not only that, new discoveries reinforced our excitement and engagement with energy security.

Dear Shareholders,

I have always made it a point to report to all of you any new oil and gas discoveries made by Reliance.

Following this convention, I am happy to announce that **we recently had a crude oil discovery in the MA1 well in the deep water D6 Block in the Krishna Godavari basin.**

Testing has been done in two zones located three kilometres below sea level.

More than size, this discovery signifies a large geological play that could result in future discoveries.

We also had crude oil discoveries in two wells in the KG-III-6 shallow water block.

The full potential of these discoveries is under evaluation.

This is our tribute to Shri Dhirubhai Ambani, who always wanted to discover crude oil in India.

Nothing gives me greater pleasure than to see that his desires have found fulfilment.

Reliance has embarked upon an aggressive exploratory drilling program.

I am optimistic that, in the coming years, Reliance would see more discoveries.

I am pleased to add that the Directorate General of Hydrocarbons has declared the six gas discoveries in the NEC25 block of the Mahanadi basin as commercial.

Reliance is working on the expeditious monetisation of the world-scale gas discoveries made in the year 2002, in the D6 block in the Krishna Godavari basin.

This entails implementing one of the largest deep-water gas development projects in the world.

It also involves transportation of gas through a 48 inch, 1,400 kilometre east coast to west coast pipeline, traversing the states of Andhra Pradesh, Karnataka, Maharashtra and Gujarat.

The pipeline project is being implemented through Reliance Gas Transportation Infrastructure Limited (RGTIL).

RIL will have control on pipeline management while not having the obligation to invest in the equity of RGTIL.

I am happy to report that the project is on schedule, with all necessary Government approvals in place, major contracts awarded and delivery to consumers envisaged to take place by the second half of the financial year 2008-09.

This delivery time target represents less than six years from the time of announcement of the discovery in KGD6.

This ranks among the fastest turnarounds for deep-water gas development projects in the world.

Reliance continues to make good progress with the Coal Bed Methane project as well as with production from the Panna-Mukta Tapti fields.

On the international front, Reliance is building a portfolio of exploration acreages in known petroliferous regions in the world, accrued through organic growth and strategic acquisitions.

The portfolio so far consists of:

- Production in Yemen at a rate of 2,000 barrels per day, expected to peak to 20,000 barrels per day in the year 2007.
- Exploration in Oman, which is progressing ahead of schedule
- Seismic survey in the Pacific Ocean, off the coast of Colombia
- Exploration block in hydrocarbon-rich East Timor

We continue to seek several other oil and gas exploration and production opportunities overseas.

I am personally optimistic about the potential of India in oil and gas exploration.

With our expansive drilling program, covering a third of India's prospective areas, I am confident of coming out periodically with good news on discoveries.

As Reliance moves ahead, oil and gas exploration and production would undoubtedly be the highest value creating business.

And for India, it would be a formidable growth facilitator and enabler of energy security.

8. Organised Retailing

Dear Shareholders,

Let me now turn to a new business initiative of Reliance that signifies a defining point in its history.

This marks the full flowering of our basic philosophy: **share and prosper.**

At Reliance, we began by building an unbreakable bond with our shareholders in the eighties.

We extended this and forged powerful bonds with consumers by delivering quality at affordable prices.

With our new initiative, Reliance will forge strong and enduring bonds with millions of farmers and transform its relationship with consumers to a new level.

Conceptually, Reliance is creating a virtuous circle of prosperity by bringing farmers, small shopkeepers and consumers in a win-win partnership.

Organised Retailing, along with the next generation physical distribution system, is at the core of this transformational initiative.

This idea evolved from the new paradigm in the consumption of products and services in India.

India of today is characterised by high rates of economic growth, rise of a new consuming class, freer availability of credit and the unfulfilled desire for new consumer experiences.

It has the potential to trigger socio-economic transformation on an unprecedented scale in our country.

For Reliance, this new paradigm provides an opportunity of enormous magnitude to envision a revolutionary organised retailing initiative.

The initiative has the following key elements:

- A retail engagement that first partners with farmers, logistics operators, small shopkeepers and traders and enhances their purchasing power
- A retail offering that delivers unmatched affordability, quality and choice in products and services to consumers
- A retail network that is unprecedented in scope and unparalleled in execution

- A retail effort that is leveraged by virtually every organisational energy and experience that Reliance is endowed with

A new company, Reliance Retail Limited would spearhead this revolution.

Reliance Industries Limited has a 100% stake in RRL, save for employee stock options.

Given the overarching nature of this initiative, Reliance Retail Limited would, over time, entail an equity investment to the extent of Rs 10,000 crore (US$ 2,241 million).

Reliance Retail Limited would have to expend more than Rs 25,000 crore (US$ 5,602 million) in the years to come.

Let me add that, as the organised retailing initiative gains momentum, Reliance is committed to making investments as necessary.

Reliance Retail Limited would build a business that would focus on competitive offerings to Indian consumers across several verticals:

- Food and grocery
- Items of daily household consumption including FMCG
- Apparels and Footwear
- Consumer durables
- Lifestyle products and services
- Home essentials and improvements
- Farm implements and inputs
- Distribution of Energy products and services
- Distribution of Travel services
- Entertainment and Leisure
- Health and Well-being products and services
- Educational products and services

Reliance Retail Limited would also develop partnerships to bring the best of luxury brands from all over the world to India.

It would also develop linkages with opportunities in agriculture and food processing.

Reliance Retail Limited would involve an expansive framework encompassing:

- An understanding of consumer needs and behaviour
- A pan-India footprint covering 1,500 cities and towns and embracing all strata of society
- An appropriate mix of formats from neighbourhood convenience stores, supermarkets and speciality stores to hypermarkets
- An array of Indian and international brands catering to both mass markets and luxury segments
- An integration with a world-class supply chain, logistics and information technology infrastructure across the country

Reliance Retail Limited would bring about enormous spin-off benefits for the Indian economy and its various constituents by:

- Delivering better returns to the Indian farmer and producer by connecting them directly to Indian and global consumers
- Developing partnerships with small retailers to enlarge their consumer offerings and income
- Generating employment for about one million people in the ensuing years

Inherent to the organised retailing initiative is the aspect of talent transformation and development on an unprecedented scale.

The organised retailing initiative already has 2,000 highly energetic and experienced professionals engaged with implementation plans for organised retailing.

This number would soon swell to about 10,000 professionals as the initiative progresses.

They would be joined by 500,000 young boys and girls over the next few years, recruited and trained in customer service, behavioural traits, product knowledge and technology aspects.

Our plan is to provide training and education opportunities on a distributed learning platform through classroom, e-learning and personalised coaching in a 'earn while you learn' framework.

As a result of this effort, these 500,000 young men and women will bring economic well-being to their families, value education to their homes and social transformation to their communities on a large scale.

In essence, the retail initiative of Reliance is set to unleash a revolution with:

- Lower prices and better product quality for consumers
- Better prices for farmers and producers
- Better value for small retailers and
- Large scale direct and indirect employment opportunities for youth

Just as information technology and communication enabled a new wave of urban and industrial prosperity, organised retailing will bring about a new wave of rural prosperity.

It will bring the benefits of globalisation and reform to the doorsteps of Indian farmers.

Reliance thus envisions adding a new and expansive chapter to India's growth story through organised retailing.

9. Future Perspectives

Dear Shareowners,

Before I conclude, let me strike a note on the future of Reliance.

The future of Reliance is intrinsically linked to that of India.

Because, businesses of Reliance serve basic needs of the Indian economy and of Indian people from synthetics materials to energy.

That is why Reliance subscribes to the maxim: **'What is good for India is good for Reliance'.**

Several sectors in India are on the threshold of expansive growth.

Notable among them are Organised Retailing, Agriculture and Food Processing, Infrastructure and Special Economic Zones and Life Sciences and Health Care.

Interestingly, all these sectors are ones that intensively consume products made by Reliance.

Reliance envisages a future beyond factoring these sectors as consumption prospects.

Reliance envisions a future that entails active participation, through initiative building, in these sectors.

The future of India is undoubtedly exciting.

The prospects for Reliance are undeniably exhilarating.

Reliance proposes to give high priority to building the organized retailing business.

Reliance will develop opportunities in agriculture and food processing that would support the organized retailing business.

While Reliance is engaged with this effort, it would open up three broad fronts:

- Forging, new growth avenues in Urban Infrastructure and Special Economic Zones
- Founding new economy businesses in Life Sciences and Health Care
- Developing options for cross-border acquisitions in existing and new businesses

Dear Shareholders,

Reliance's engagement with the future of India is deepening.

In a world beset with disparity and conflicts, India stands for equity and consensus.

Reliance is endeavoring to translate this philosophy in all its businesses.

We are becoming an important player in bridging the rural-urban divide.

We are leading from the front, India's efforts to harness its natural, economic and intellectual resources in a harmonious ambience.

We believe it is necessary to provide a vastly improved quality of life for our people, especially in the villages.

We believe that our youth has the energy; we need to give them the opportunity.

This was the central message of our founder Chairman Shri Dhirubhai Ambani.

This remains a source of inspiration for me.

I believe it is possible to translate this into reality.

This is also an essential prerequisite to make India a great power.

I am convinced that in this process, we will make Reliance one of the most admired companies in the world.

In realization of this mission, I seek your blessings and support.

10. Acknowledgements

I would like to take this opportunity to thank the Central and State Governments, shareholders, investors, bankers, financial institutions, suppliers and customers of RIL for their consistent and resolute support.

I thank all my colleagues on the Board for their unanimous support and immense encouragement.

I would like to specially acknowledge the commitment and dedication of the entire Reliance team, working tirelessly to realize the corporate agenda, meeting shareholder aspirations and helping me in creating and sustaining a world-class enterprise.

Thank you.

Mumbai
June 27, 2006

Mukesh Ambani
Chairman and Managing Director

Note: This does not purport to be a record of the proceedings of the 32ND Annual General Meeting of the Company